Exhibit 99.1

Cool Company Ltd – Notice of Annual General Meeting 2023 and Availability of Associated Materials

HAMILTON, Bermuda--(BUSINESS WIRE)--September 29, 2023--COOL COMPANY Ltd. (the “Company”) (NYSE: CLCO / CLCO.OL) has scheduled its 2023 Annual General Meeting for November 29, 2023. A copy of the Notice of Annual General Meeting and associated information including the Company’s Amended and Restated Bye-Laws and 2022 Annual Report on Form 20-F can be found attached and on the Company’s website at www.coolcoltd.com.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Attachments

  CoolCo – AGM Notice 2023
  CoolCo – Amended and Restated Bye-Laws
  CoolCo – 20F 2022

Contacts

For more information, questions should be directed to:
c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com

Richard Tyrrell - Chief Executive Officer
John Boots - Chief Financial Officer